N E W S R E L E A S E

November 14, 2007

THIRD QUARTER FINANCIAL RESULTS

Nevsun Resources Ltd., (NSU-TSX/AMEX) (“Nevsun”) wishes to announce its results for the third quarter of 2007. Complete details of the September 30, 2007 interim financial statements and Management's Discussion and Analysis can be found on the Nevsun website at www.nevsun.com as well as on SEDAR at www.sedar.com  and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm.

The Company’s working capital position at September 30, 2007 was approximately US$9.1 million. In mid October the Company raised a further Cdn$15 million through a non-brokered private placement. The net proceeds from this offering are planned to be used for working capital and to fund the early stages of construction of the Bisha Project, after conclusion of a mining agreement and receipt of a mining license from the Government of Eritrea.

The loss for the quarter from continuing operations was US$2 million as compared to US$2.2 million for Q3 2006 and $6.9 million for each of the nine month periods ended September 30, 2007 and 2006.

Continuing operations are focused on Nevsun’s high-grade gold/copper/zinc Bisha project in Eritrea, in the Horn of Africa. The Feasibility Study and Social and Environmental Impact Assessment for the Bisha Project have been completed and the Government of Eritrea has demonstrated its strong support for the Project. In October Nevsun and the State Mining Corporation entered into an agreement whereby the State has agreed to purchase a 30% contributing interest at full fair value (details in press release dated 29th October, 2007) and the Government has advised that it expects to conclude a mining agreement very soon.

On September 5, the Company announced the suspension of its mining activities in Mali. The loss from discontinued operations for the quarter was US$2.7 million and US$6.1 million through September 30, 2007 as compared to $5.5 million for Q3 2006 and $11.7 million for the 9 months ended September 30, 2006. The Company is actively engaged in the sale of the Mali operations with the assistance of Genuity Capital.

Subsequent to the end of the quarter, the Company completed the sale of its Kubi property in Ghana to PMI Gold Corporation (PMV-TSX-V). Details of the sale are outlined in the Company’s September 17, 2007 press release. The Kubi property hosts a former open pit operation that was mined by AngloGold Ashanti during the period between 1999 and 2006 whereby Nevsun received royalty payments from Ashanti until early 2006.

Forward Looking Statements: The above contains forward looking statements about planned use of proceeds, expected conclusion of an Eritrean mining agreement and sale of Mali operations.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer nsu07-14.doc	For further information, Contact: Judy Baker (416) 786-7860 Nevsun (604) 623-4700 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com